UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Kingsway Financial Services Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

496904202

(CUSIP Number)

Terence M. Kavanagh

45 St. Clair Avenue West, Suite 400

Toronto, Ontario, Canada M4V 1K9

Telephone: (416) 923-1477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	NAME OF REPORTING PERSONS Oakmont Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,456,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,456,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,750 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 9.37% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS E.J.K. Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER 1,456,250
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER 1,456,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,750 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 9.37% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS 1272562 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 1,456,250
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 1,456,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,750 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 9.37% (See Item 5 herein)
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Terence M. Kavanagh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,750
	8	SHARED VOTING POWER 1,462,250
	9	SOLE DISPOSITIVE POWER 28,750
	10	SHARED DISPOSITIVE POWER 1,462,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,750 (see Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5 herein)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 9.37% (See Item 5 herein)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Gregory P. Hannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,000
	8	SHARED VOTING POWER 1,473,000
	9	SOLE DISPOSITIVE POWER 31,000
	10	SHARED DISPOSITIVE POWER 1,473,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,750 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5 herein)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 9.37% (See Item 5 herein)
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on March 5, 2009, as previously amended on December 12, 2012 and September 13, 2013 (the “Schedule 13D”) by Oakmont Capital Inc., an Ontario corporation (“Oakmont”), E.J.K. Holdings Inc., an Ontario corporation (“EJK”), 1272562 Ontario Inc., an Ontario corporation (“1272562”), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the “Reporting Persons”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. All references to shares of common stock in this Amendment have been adjusted for the rights offering which expired on September 6, 2013 (the “Rights Offering”).

Item 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

In addition, in connection with the previously announced rights offering of the Issuer, the Reporting Persons have received 381,250 Series A Warrants and 381,250 Series B Warrants of the Issuer. Each such warrant entitles the Reporting Persons to purchase one Share. The terms and conditions of the Series A Warrants and Series B Warrants are set forth in the Common Stock Series A Warrant Agreement and Common Stock Series B Warrant Agreement identified in Item 7 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

Except for the agreements listed in Item 7 below and the warrants described in Item 4 above, none of the Reporting Persons nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

1.	Joint Filing Agreement of the Reporting Persons

2.	Common Stock Series A Warrant Agreement

3.	Common Stock Series B Warrant Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2013

OAKMONT CAPITAL INC.

By:	/s/ Terence M. Kavanagh
Name: Terence M. Kavanagh
Title: President

E.J.K. HOLDINGS INC.

By:	/s/ Terence M. Kavanagh
Name: Terence M. Kavanagh
Title: President

1272562 ONTARIO INC.

By:	/s/ Gregory P. Hannon
Name: Gregory P. Hannon
Title: President

/s/ Terence M. Kavanagh
Terence M. Kavanagh

/s/ Gregory P. Hannon
Gregory P. Hannon